UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bridge Capital Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 Main Street
(No. and Street)

Lilburn	**GA**	**30047**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski **(770) 923-9632**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Carrie Wisniewski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bridge Capital Associates, Inc.**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carrie Wisniewski
Signature

President
Title

Tiffany Messenger
Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
December 31, 2018
With Independent Auditor's Report

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Cash	$	1,046,788
Accounts receivable from investment banking		3,260,732
Accounts receivable from registered reps		81,017
Prepaid expenses		98,332
Equipment and leasehold improvements, net of accumulated depreciation of $45,917		-
Due from related parties		19,322
Total Assets	***$***	***4,506,191***

Accounts payable and accrued expenses		64,141
Commissions Payable		3,259,634
Deferred revenue		112,100
Total Liabilities		3,435,875
Total Liabilities and Stockholder's Equity	***$***	***4,506,191***

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Bridge Capital Associates, Inc. (the "Company"), a Florida corporation, was organized in January 2007 and became a broker-dealers in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides a full-service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

<u>Cash:</u> The Company maintains its cash deposits in high credit quality banks. At times, balances may exceed federally insured limits.

<u>Income Taxes:</u> The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained, if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Deferred Revenues:</u> Deferred revenues arise from fees charged to brokers that are recognized as revenues when considered earned.

<u>Revenue Recognition:</u> The Company provides services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity, including mergers and acquisitions, reorganizations, and, fundraising activities.

The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of value that the customer receives, if and when the corporate

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONT'D

finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue would be classified as deferred revenue on the Statement of Financial Condition.

The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction was $72,500 which is included in investment banking revenue in the accompanying statement of operations.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Accounts Receivable: Accounts receivable from registered reps and investment banking customers are non-interest-bearing uncollateralized obligations that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer and registered representatives receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Approximately 94% of accounts receivable from investment banking were due from five customers.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Equipment and Leasehold Improvements: Equipment and Leasehold Improvements are recorded at cost. Depreciation is provided by use of straight line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Advertising Costs: Adverting costs are charged to expense as incurred. Advertising costs for 2018 were approximately $56,628 and are included in other operating expenses in the accompanying Statement of Operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $763,427 which was $541,842 in excess of its required net capital of $221,585 and its ratio of aggregate indebtedness to net capital was 4.35 to 1.0.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole shareholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and is the sole managing member of Headstrong Properties, LLC (Headstrong). BDCA is a regulatory compliance consulting firm, and Headstrong owns the office building where the Company maintains its main office. The company has a receivable from Headstrong at December 31, 2018 of $10,690.

In July 2018, all three entities were converted from Georgia corporations to Florida corporations.

NOTE TO FINANCIAL STATEMENT (CONTINUED)

The Company has an expense sharing agreement with BDCA. Under the agreement, BDCA provided the Company with certain general and administrative support in exchange for fees. Expenses under the expense sharing agreement for 2018 were approximately $407,115. Beginning July 1, 2018, the employees of BDCA became employees of the Company and the Company received reimbursements from BDCA to cover BDCA's share of employee costs. These reimbursements offset employee compensation and benefits as recorded on the accompanying Statement of Operations. As of December 31, 2018, the Company had a receivable from BDCA of $8,632 arising from the arrangement.

NOTE D — RELATED PARTIES AND LEASE COMMITMENTS

The Company leases space in buildings owned by Headstrong in Lilburn, Georgia and Ponce Inlet, Florida under short-term leases that total $5,000 per month. Rent expense under the related party lease agreements totaled $60,000 for the year ended December 31, 2018.

NOTE E — LINE OF CREDIT

The Company has a $50,000 revolving line of credit agreement with a bank, which expires on May 30, 2019. The line of credit bears interest at 5% per annum payable monthly and is personally guaranteed by the stockholder. At December 31, 2018, there was no outstanding balance.